December 29, 2025

Shachi Shah
Chief Financial Officer
Global Gas Corp
700 S. Rosemary Avenue , Suite 204
West Palm Beach , Florida 33401

       Re: Global Gas Corp
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           Form 10-Q for Fiscal Quarter Ended September 30, 2025
           Filed November 14, 2025
           Response Letter Dated December 23, 2025
           File No. 001-39819
Dear Shachi Shah:

        We have reviewed your December 23, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 11, 2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures, page 38

1. We note your response to comment 2. Please expand your disclosures to include the information required by Item 308(a)(2) and Item 308(a)(3) of Regulation S-K.
Form 10-Q for the Quarter Ended September 30, 2025
Exhibit 31, page 29

2.     Please expand the language included in paragraph 4 to the 302 certifications to
       include    and internal control over financial reporting (as defined in
Exchange
 December 29, 2025
Page 2

       Act Rules 13a-15(f) and 15d-15(f))    as required by Item 601(b)(31)(i)
of Regulation
       S-K.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services